August 27, 2024

Howard Schwimmer
Co-Chief Executive Officer
Rexford Industrial Realty, Inc.
11620 Wilshire Blvd., Suite 1000
Los Angeles, CA 90025

       Re: Rexford Industrial Realty, Inc.
           Registration Statement on Form S-3
           Filed August 22, 2024
           File No. 333-281719
Dear Howard Schwimmer:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Brent T. Epstein, Esq.